Mail Stop 3561

December 30, 2009

Stephen S. Langin
Vice President and Chief Financial Officer
Stanadyne Holdings, Inc. & Stanadyne Corporation
92 Deerfield Road
Windsor, CT 06095

> **Re: Stanadyne Holdings, Inc. & Stanadyne Corporation**
> **File No. 333-124154 & 333-45823, respectively**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**
> **Form 10-Q: For the Quarter Ended September30, 2009**

Dear Mr. Langin:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K For the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations, page 22

1. Please consider revising to include a table listing sales by major category (e.g., service, OEM, manufacturing for third parties) so that the narrative text portion of your results of operations disclosure emphasizes analysis of the underlying reasons for reported results rather than a recitation of amounts and dollar and percentage changes.

2. In future filings, please quantify, discuss, and analyze the changes in costs of goods sold on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please address the significant components of costs of sales such as labor, materials, or any other components, to the extent material.

3. Please supplementally explain to us what price realization is.

Gross Profit, page 23

4. We note that gross profit increased by 7.5%, or $5.4 million, from 2007 to 2008. However, your discussion notes a net $4.4 million decrease in the year-to-year gross profit comparison. Please supplementally clarify this disclosure for us.

Gross Profit, page 25

5. We note that the closure of your in-house aluminum die casting operation in 2007 resulted in a $0.7 million increase to depreciation expense for idled equipment. Please supplementally tell us why the idling of this equipment caused depreciation to increase and whether this closure resulted in an asset impairment.

Item 8. Financial Statements and Supplementary Data

Note 3. Inventories, page F-14

6. Please tell us and clarify in future filings what "LIFO asset" represents.

Note 23. Reorganization, page F-36

7. We note that as a result of your reorganization activities you recognized an additional $0.9 million of depreciation expense related to the change in the estimated useful lives of machinery and equipment in your U.S. and Italy based operation. Please tell us and disclose in future filings your basis for the change in useful lives and the factors that were considered.

Form 10-Q For the Quarter Ended September 30, 2009

Condensed Consolidated Balance Sheets, page 4

8. We note that during each of the 2009 quarters your sales have decreased significantly as compared to the prior comparable quarters. Additionally, you have incurred net losses and negative cash flows from operations during each of the 2009 quarters. Please tell us what consideration you gave to performing interim impairment testing on your goodwill during the quarters as a result of these changes in financial performance.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief